                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


     {X}          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the fiscal year ended December 31, 2001

                                       or

     {  }         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from _____ to _____

                          Commission file number 0-3134

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO
                  INDUSTRIES, INC. AND ITS SUBSIDIARIES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PARK-OHIO HOLDINGS CORP.
                               23000 EUCLID AVENUE
                              CLEVELAND, OHIO 44117

                                      INDEX

                                                                                                 PAGE (S)

Report of Independent Auditors...................................................................   F-1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..................................................   F-2
Statement of Changes in Net Assets Available for Benefits........................................   F-3
Notes to Financial Statements....................................................................   F-4--F-9

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)....................................   F-10


                                    EXHIBITS

     Exhibit
     Number                               Description
---------------     -----------------------------------------------------------

       23           Consent of Independent Auditors

        * Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     Individual Account
                                     Retirement Plan of
                                     Park-Ohio Industries, Inc.
                                     and Its Subsidiaries

                                     Date:    June 28, 2002

                                     By       /s/ Richard P. Elliott
                                              -------------------------
                                              Richard P. Elliott
                                              Vice President and Chief
                                              Financial Officer

                    Report of Independent Auditors

Plan Administrative Committee
Individual Account Retirement Plan of
  Park-Ohio Industries, Inc. and
  Its Subsidiaries

We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Its Subsidiaries as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                               /s/ Ernst & Young LLP

Cleveland, Ohio
June 14, 2002
                                     F-1

               Individual Account Retirement Plan of Park-Ohio
                     Industries, Inc. and Its Subsidiaries

                Statements of Net Assets Available for Benefits

                                                                  December 31
                                                              2001              2000
                                                        -------------------------------
ASSETS
Investments, at fair value                              $51,503,118         $56,120,570

Receivables:
  Employer contribution                                     104,994             100,363
  Employee contribution                                     268,114             284,236
  Accrued income                                             17,370              18,758
  Pending sales                                             158,154              15,442
                                                        -------------------------------
Total receivables                                           548,632             418,799
                                                        -------------------------------
Total assets                                             52,051,750          56,539,369

LIABILITIES
Accrued purchase of investments                             195,657             151,518
                                                        -------------------------------
Net assets available for benefits                       $51,856,093         $56,387,851
                                                        ===============================

    See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
                     Industries, Inc. and Its Subsidiaries

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

ADDITIONS
Investment income:
  Dividend and interest income                                  $  2,312,764

Contributions:
  Participants                                                     3,745,365
  Employer                                                         1,391,534
  Rollovers                                                           76,939
                                                                ------------
                                                                   5,213,838
                                                                ------------

Total additions                                                    7,526,602

DEDUCTIONS
Distributions to participants                                      3,001,997
Trustee fees and expenses                                             31,718
                                                                ------------
                                                                   3,033,715

Net depreciation in fair value of investments                      9,024,645
                                                                ------------

Total deductions                                                  12,058,360
                                                                ------------

Net decrease                                                      (4,531,758)

Net assets available for benefits:
  Beginning of year                                               56,387,851
                                                                ------------
  End of year                                                   $ 51,856,093
                                                                ============

    See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
                     Industries, Inc. and Its Subsidiaries

                          Notes to Financial Statements

                         December 31, 2001 and 2000 and
                          Year ended December 31, 2001


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Its Subsidiaries (the Plan) are maintained on the accrual basis.

INVESTMENT VALUE AND INCOME RECOGNITION

Purchases of investments are recorded at cost and revalued to market value at the close of each day by the Plan Trustee. All investments are under the control and management of KeyBank National Association, the Trustee of the Plan.

Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.

Realized gains and losses are calculated based upon historical cost of securities using the average cost method.

The investments in common stock are stated at fair value which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investments funds are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                 Individual Account Retirement Plan of Park-Ohio
                     Industries, Inc. and Its Subsidiaries

                    Notes to Financial Statements (continued)





2. DESCRIPTION OF PLAN

The Plan, adopted by Park-Ohio Industries, Inc. (Company) effective January 1, 1985, is a defined contribution plan. The Plan generally provides that an employee who is in service of a division or group to which the Company has extended eligibility for membership in the Plan (other than a temporary employee or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate after completion of the probationary period which generally occurs after 30 days of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the investment funds of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

The Plan provides for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. If a participant elects to have contributions made for him pursuant to such an arrangement, his compensation is reduced by the amount of such contributions elected and the employer makes Plan contributions equal to the amount of the reduction.

The Company may terminate the Plan at any time by resolution of its Board of Directors, subject to the provisions of ERISA. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.

Information about the Plan is contained in the Plan document, which is available from the Company's Plan Administrative Committee.

                 Individual Account Retirement Plan of Park-Ohio
                     Industries, Inc. and Its Subsidiaries

                    Notes to Financial Statements (continued)





3. CONTRIBUTIONS

Contributions by employees to the Plan are made via payroll deductions. Employees may contribute up to 16% of their compensation on a pre-tax basis, not to exceed $10,500, the IRS maximum contribution for 2001. Employee contributions are fully vested and non-forfeitable at all times.

The Plan provides for uniform rates of employer contributions for eligible employees, which generally include non-bargaining unit employees of the Company, so that each participant is entitled to basic contributions equal to two percent of credited compensation paid by the employer. The basic contribution is allocated among the investment options based on individual participant's investment allocation designation.

Contributions refundable to participants represent current year contributions and earnings on such deposits that must be returned to employees to ensure Plan compliance with additional limitations in the Internal Revenue Code on contributions by highly compensated individuals.

Participants of the Plan can make changes to their account via the telephone or internet access through the KeyInvest System of Key Trust Company. The current provision of the system permits a participant to change investment allocation percentages daily and change payroll deferral percentages on the first day of every month.

4. PARTICIPANT LOANS

A participant may borrow from employee 401(k) contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant's eligible account or $50,000. Loan repayments are made via payroll deductions on after-tax dollars, which commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the participant loan are five years for a personal loan and 15 years for a mortgage loan, with interest payable at prime plus one percent.

             Individual Account Retirement Plan of Park-Ohio
                  Industries, Inc. and Its Subsidiaries

                Notes to Financial Statements (continued)





5. INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                       DECEMBER 31
                                                  2001            2000
                                              ----------------------------

KeyCorp Victory Value Fund                    $16,727,343     $19,432,724
KeyCorp Prism Money Market Fund                      --         9,238,974
KeyCorp Victory DCS Money Market Fund          10,088,477            --
Putnam New Opportunities Fund                   6,916,517       9,678,245
Janus Balanced Fund                             4,920,991       4,792,252
Pimco Total Return Fund                         4,585,134       3,316,365

During 2001, the Plan's investments (including investment purchased, sold as well as held during the year) depreciated in fair value as follows:

                                                                 NET
                                                             APPRECIATION
                                                            (DEPRECIATION)
                                                             IN FAIR VALUE
                                                             OF INVESTMENT
                                                             -------------

Common stock                                                  $  (783,729)
Mutual funds                                                   (8,614,444)
Common/collective trust fund                                      373,528
                                                              -----------
Total                                                         $(9,024,645)
                                                              ===========

                 Individual Account Retirement Plan of Park-Ohio
                     Industries, Inc. and Its Subsidiaries

                    Notes to Financial Statements (continued)





6. BENEFITS

A participant is entitled to receive the full value of his account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the Plan Administrator upon the basis of competent medical opinion, or (4) termination of employment after seven years of credited service. Such benefits may be paid in a lump sum cash payment or through the purchase of a single premium annuity contract.

In the event of termination of employment, a participant has a vested right in his share of the Company's contributions determined as follows:

                                                                 VESTED
                   CREDITED VESTING SERVICE                    PERCENTAGE
--------------------------------------------------------------------------------

   Less than 3 years                                                0%
   At least 3 years but less than 4 years                          20%
   At least 4 years but less than 5 years                          40%
   At least 5 years but less than 6 years                          60%
   At least 6 years but less than 7 years                          80%
   7 years or more                                                100%

The portion of the Company's contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce the Company's future contributions to the Plan. The total of forfeited contributions by participants was $100,858 and contributions required by the employer were reduced by $100,631 in 2001. The balance of forfeited amounts available to the Company to reduce future contributions was $27,607 and $27,380 at December 31, 2001 and 2000, respectively.

A participant may withdraw in cash a portion of his contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage, or pay bona fide medical or education expenditures.

                 Individual Account Retirement Plan of Park-Ohio
                     Industries, Inc. and Its Subsidiaries

                    Notes to Financial Statements (continued)





7. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by KeyBank National Association, the Trustee of the Plan. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $31,718 for the year ended December 31, 2001.

At December 31, 2001 and 2000, the Plan held 588,145 and 444,357 shares of Park-Ohio Holdings Corporation common stock with a fair value of $1,870,301 and $2,166,240, respectively.

8. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 30, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                 Individual Account Retirement Plan of Park-Ohio
                     Industries, Inc. and Its Subsidiaries

                    EIN: 34-6520107         Plan Number: 011

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001

   IDENTITY OF  ISSUE, BORROWER,                                                   CURRENT
     LESSOR OR SIMILAR PARTY           DESCRIPTION OF INVESTMENT                    VALUE
----------------------------------------------------------------------------------------------

COMMON STOCK
Park Ohio Holdings Corp.(*)        588,145 shares of common stock             $     1,870,301

MUTUAL FUNDS
KeyBank National Association       Victory Value Fund; 1,333,918 shares            16,727,343
                                   Victory Stock Index Fund; 44,864 shares            763,143
                                   Victory DCS Money Market Fund;
                                     728,926 units                                 10,088,477
                                   EB Money Market Fund; 25,669
                                     units                                             25,669
Putnam Investments                   New Opportunities Fund; 168,778 shares         6,916,517
                                   OTC Emerging Growth Fund;
                                     69,979 shares                                    524,840
PIMCO Funds                        Total Return Fund; 438,349 shares                4,585,134
INVESCO Funds                      Dynamics Fund; 51,132 shares                       814,531
Janus Funds                          Worldwide Fund; 42,732 shares                  1,873,357
                                   Twenty Fund; 24,616 shares                         946,742
                                   Overseas Fund; 25,138 shares                       510,308
                                   Balanced Fund; 250,687 shares                    4,920,991

OTHER
Participant loans                  Interest rates ranging from
                                     5.75% to 10.50%                                  935,765
                                                                              ---------------
                                                                              $    51,503,118
                                                                              ===============

(*) Indicates party-in-interest to the Plan.